EXHIBIT 99.1

Equinox Gold Delivers Record Q4 Production and Record FY 2025 Gold Production of 922,827 ounces; 2026 Guidance Represents an 80% Increase in Annual Canadian Gold Production

VANCOUVER, British Columbia, Jan. 14, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce production results for the three months (“Q4”) and year (“Full Year”) ended December 31, 2025, an update on operations at its two Canadian cornerstone assets (Greenstone Gold Mine (“Greenstone”) and Valentine Gold Mine (“Valentine”) and its 2026 production, cost and capital guidance. The Company’s audited financial and operating results for Q4 and Full Year 2025 will be released on Wednesday, February 18, 2026 after market close. All financial figures in this news release are in US dollars.

Darren Hall, Chief Executive Officer of Equinox Gold, commented: “Equinox Gold delivered a record 922,827 ounces of gold production in 2025, reflecting the significance of the Company’s expanded portfolio and strength of our results focused team.

“Operational momentum is expected to continue into 2026 with a full year of production from Valentine, continued improvements at Greenstone, and steady contributions from our operations in Nicaragua and Mesquite in the United States.

“Cash increased by 24% quarter over quarter to $430 million, after absorbing $70 million of one-time payments related to the favorable settlement of legacy tax matters in Mexico and Nicaragua and $75 million of debt repayment, reflecting a clear trend of growing strength in the Company’s underlying cash flow generation.

“In 2026, we will maintain a disciplined approach to capital allocation, continuing to review our portfolio to direct investment toward high-return opportunities such as the Phase 2 expansions at Valentine, Castle Mountain and Los Filos. Our development pipeline has the potential to add approximately 450,000 to 550,000 ounces of incremental annual gold production in the coming years.

“With the sale of our Brazil operations expected to close in Q1 2026, we anticipate a meaningful strengthening of our balance sheet in 2026 through significant debt repayment, which will materially reduce interest expense, enhance per-share cash flow, and increase our flexibility to self-fund organic growth while considering capital return initiatives within a disciplined framework.

“While gold prices are very constructive, they do not change how we fundamentally run the business. Our focus remains on cost control, eliminating waste from the business and delivering reliable performance and long-term value creation to all stakeholders. The combination with Calibre has brought together high-quality assets and a strong operating team, positioning us to generate cash, strengthen the balance sheet, grow organically and deliver sustained share price appreciation for our investors.”

Q4 & Full Year 2025 Highlights

  Produced a record 247,024 ounces in Q4; including 72,091 ounces from Greenstone, 23,207 ounces from Valentine, 61,885 ounces from Nicaragua, 73,745 ounces from Brazil, 14,761 ounces from Mesquite and 1,336 ounces from Castle Mountain
  Achieved a Full Year production record of 922,827 ounces; including 856,909 ounces within 2025 guidance of 750,000 to 915,000 ounces, plus 65,918 ounces from Valentine, Los Filos and Castle Mountain
  Greenstone improvements yielding positive results with 72,091 ounces poured in Q4, 29% more than in Q3; with:
    Expit mining averaged more than 198,000 tonnes per day (“tpd”) in Q4, a 9% increase over Q3 and a 31% increase over H1 2025, with 5.0 million tonnes of ore mined in Q4
    For the 30 consecutive days ending December 20, mill throughput averaged nameplate of 27,000 tpd, with Q4 averaging 23,859 tpd, a 15% increase over Q3 and a 17% increase over H1 2025
    Processed grade averaged 1.29 g/t gold in Q4, a 23% increase over Q3 and a 32% increase over H1 2025
  Commercial production at Valentine ahead of schedule on November 18, 2025, marking strong progress at a second Canadian cornerstone asset (watch the gold pour video here)
  Valentine ramp up progressing well; 23,816 ounces poured in 2025 with Q4 throughput averaging 90% of nameplate capacity and more than 47% of days operating above nameplate of 6,850 tpd. Completion of a feasibility study to increase processing throughput from 2.5 million to more than 4.5 million tonnes per year is targeted for the end of Q1 2026, with the proposed expansion expected to increase annual production by approximately 25% to 225,000 to 250,000 ounces
  Cash and equivalents of $4301 million at December 31, 2025
  $214 million of debt repaid or retired from late Q3 2025
  2025 all-in sustaining costs (“AISC”) expected to be within guidance; toward the upper end of the $1,800 to $1,900 per ounce range
  Completed transformational merger with Calibre Mining; diversifying and strengthening the Company’s production base and operating team
  Maintained strong safety and environmental records during 2025; with a total recordable injury frequency rate per million hours worked of 1.79, a 25% reduction over 2024, and no significant environmental incidents
  Castle Mountain Phase 2 Permitting Record of Decision expected in December 2026; following acceptance of the project into the United States Federal Permitting Improvement Steering Council’s FAST-41 Program
  Progressed portfolio optimization; with the sale of the non-core Nevada operation for $115 million completed in Q4 (see news release dated August 7, 2025) and the announcement in Q4 of the sale of the Brazil operations for up to $1.015 billion in cash (see news release dated December 14, 2025), which is expected to close in the first quarter of 2026

2026 Guidance

	Consolidated	Greenstone Ontario, Canada	Valentine Newfoundland, Canada	Nicaragua Complex	Mesquite California, USA
Gold Production (ounces)	700,000 - 800,000	250,000 - 300,000	150,000 - 200,000	200,000 - 250,000	70,000 - 80,000
Cash Costs[1],2 ($/ounce)	$1,425 - $1,525	$1,350 - $1,450	$1,100 - $1,200	$1,750 - $1,850	$1,550 - $1,650
AISC[1],2 ($/ounce)	$1,775 - $1,875	$1,750 - $1,850	$1,200 - $1,300	$2,100 - $2,200	$2,300 - $2,400
Growth Capital ($ million)	$325 - $375	$130 - $160	$95 - $115	$90 - $110	$5 - $10
Exploration ($ million)	$70 - $80	$5 - $10	$20 - $25	$20 - $25	$5 - $10
General & Administrative[3] ($ million)	$80 - $90	n/a	n/a	n/a	n/a

1.  Cash costs per ounce sold and AISC per ounce sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes. Consolidated AISC per oz sold excludes corporate general and administrative expenses.
2.  Exchange rates used to forecast 2026 cash costs and AISC per ounce sold include CAD 1.34 to 1 USD and NIO of 35 to USD 1.
3. General and administrative expenses exclude share-based compensation.

2026 gold production is expected to benefit from Valentine’s ramp-up and its first full year of operation, as the Company advances toward nameplate throughput by the second quarter of 2026. Greenstone production is also planned to increase during 2026 as improvements in mining and milling rates and practices are expected to enhance reliability and overall operational performance. The Company will publish updated NI 43-101 technical reports for both Greenstone and Valentine by the end of Q1 2026.

On December 14, 2025, the Company announced the sale of its Brazil operations; accordingly, no production, cost or capital guidance is included for these assets in 2026. The Company estimates Brazil production of 15,000 to 25,000 ounces, depending on timing of the closing, which is currently expected in Q1 2026, with AISC of $2,500 to $2,600 per ounce.

Equinox Gold expects to incur additional expenditures in 2026 of approximately $50 to $60 million for debt servicing following the close of the sale of the Brazil operations, $60 to $70 million for care and maintenance activities, and $70 to $80 million in mine-site equipment lease payments. The Company also has 48,000 ounces of gold deliveries remaining under its construction capital prepay arrangements, with physical deliveries scheduled monthly through September 2026 and no associated cash flow. In addition, Equinox Gold is advancing technical studies for the Valentine Phase 2, Castle Mountain, and Los Filos expansions, and anticipates spending approximately $30 to $40 million on such major project studies prior to full investment decision funding.

Growth capital primarily reflects continued investment in the ramp-up of Greenstone and Valentine, including additional tailings infrastructure, equipment and machinery, capitalized stripping, and new underground mine development in Nicaragua.

Given the strong prospectivity across the portfolio, exploration remains a priority in 2026, with approximately $75 million budgeted to drill nearly 300,000 metres during the year, focused on discovery and resource expansion.

At Greenstone, an increase in site personnel to support more effective operations and achievement of production targets will result in higher operating spend compared to 2025. Capital investment at Greenstone in 2026 will support both operational improvements and planned development focused on achieving stable and sustainable mining and milling rates. Capital spending primarily includes tailings works, water management infrastructure, additional equipment and machinery in support of mining and milling optimization and reliability, capitalized stripping and construction of a new Ontario Provincial Police building. Exploration at Greenstone during 2026 will focus primarily on target delineation, regional resource opportunities and depth extension at the main Greenstone property.

At Valentine, capital spending primarily includes tailings works, machinery and equipment, and the construction of a permanent truck shop and other on-site infrastructure. Exploration at Valentine will focus on resource growth in the Frank Zone and further evaluation of newly identified zones, including deeper drilling to test extensions of known mineralization.

At Mesquite, capital spending primarily includes capitalized stripping and studies related to mine life expansion opportunities. Exploration activities will focus on resource growth.

For Nicaragua, capital spending primarily includes capitalized stripping as new pits come online, underground development, machinery and equipment, and on-site infrastructure to support a stable, multi-year production profile. Exploration activities will focus on resource expansion and discovery drilling.

Development Pipeline
While the Company’s capital allocation priorities for 2026 are focused on maximizing production and further deleveraging the balance sheet, Equinox Gold will continue to advance its development pipeline, which collectively has the potential to add approximately 450,000 to 550,000 ounces of incremental annual gold production in the coming years.

At Valentine in Canada, the Company is advancing studies and engineering for a Phase 2 expansion that is expected to increase processing throughput from 2.5 million to more than 4.5 million tonnes per year. Completion of a feasibility study is targeted for the end of Q1 2026, following which the Company expects to seek approval from its board of directors to advance the Phase 2 expansion. The Phase 2 expansion is expected to result in an approximately 25% increase in gold production, to an estimated range of 225,000 to 250,000 ounces per year.

At Castle Mountain in the United States, the expansion is advancing through the federal government FAST-41 permitting program, with a Record of Decision expected in December 2026. Based on the 2021 feasibility study, which is currently being updated, the expanded mine is expected to produce over 200,000 ounces of gold per year for an initial 14-year mine life. During 2026, the Company plans to advance detailed engineering and environmental studies. An investment decision is expected during the first half of 2027 and is subject to a positive Record of Decision, the receipt of county and state permits, and approval from the Company’s board of directors.

At Los Filos in Mexico, two of three local communities have signed long-term agreements with Equinox Gold to support development and operation of the mine. As a long-term agreement has not yet been reached with the third community, operations at Los Filos remain indefinitely suspended. Based on the 2022 feasibility study, installing a carbon-in-leach plant to operate in tandem with the existing heap leach operation is expected to extend the mine life and increase annual gold production to more than 250,000 ounces per year.

Q4 and Full Year 2025 Conference Call Details
Equinox Gold will release its audited financial and operating results for Q4 and Full Year ended December 31, 2025 on Wednesday, February 18, 2026 after market close. The Company will host a conference call and webcast to discuss the results on Thursday, February 19, 2026 at 7:00am PT (10:00am ET). The webcast will be available for replay on Equinox Gold’s website until August 19, 2026.

Conference call
Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813

Webcast login
Equinox Gold | Financials

Qualified Person
The scientific and technical information contained in this news release was approved by David Schonfeldt, P. Geo., VP Mine Geology for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: 778.998.3700
E: Ryan.King@equinoxgold.com
E: ir@equinoxgold.com

Notes:
1. Includes $20.6 million cash classified as assets held for sale within the Brazil operations as at December 31, 2025.

Non-IFRS Measures
This news release refers to certain financial measures, such as cash costs per ounce sold, AISC per ounce sold and growth capital which are measures with no standardized meaning under the International Financial Reporting Standards (“IFRS”) and may not be comparable to such measures as reported by other companies. These measures have been calculated on a basis consistent with historical periods. Please refer to the Company's MD&A filed on SEDAR+ under the Company’s profile at www.sedarplus.ca for the third quarter of 2025 for an explanation of non-IFRS measures used.

Cautionary Notes & Forward-looking Information
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; the satisfaction of the conditions precedent and receipt and anticipated effects of the regulatory approvals for the Brazil operations sale (“Brazil Transaction”); the anticipated timing of closing of the Brazil Transaction or at all; expectations for Greenstone and Valentine operations, including achieving design capacity, anticipated production; production and cost guidance, potential future mining opportunities around Valentine and anticipated timing and development of Castle Mountain Phase 2, receipt of required approvals and permits, and effectiveness of the Fast-41 Program. Forward-looking Information is typically identified by use of words such as “will”, “growth”, “increase”, “expect”, ”achieve”, “anticipate”, “deliver” and “target” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; completion and ramp up at Valentine; achieving design capacity at Greenstone; timely execution of Castle Mountain permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities and management of suspended operations; adherence to mine plans and schedules, expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with works, union and communities; maintenance of and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include failure to complete the Brazil Transaction; changes in laws, regulations and government practices; and other risks and uncertainties described in the section “Risk Factors in in the Company’s MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section “Risk Factors” in Calibre Mining’s MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.